

Mail Stop 3233

November 4, 2015

Via e-mail
Mr. Michael J. Cronin
Chief Accounting Officer
Preferred Apartment Communities, Inc.
3625 Cumberland Boulevard, Suite 400
Atlanta, GA 30339

> **Re: Preferred Apartment Communities, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 1-34995**

Dear Mr. Cronin:

We have reviewed your October 29, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2015 letter.

Note 5. Real Estate Loans, Notes Receivables, and Line of Credit, page F-21

1.   We note that your response to prior comment 1 includes discussion of the purchase option window. Please tell us:
   - whether the beginning of the purchase option window causes you to reconsider your VIE analysis including your conclusion that you are not the primary beneficiary.
   - the duration of time between the date that the funds are disbursed on the loans and the beginning of the purchase option window.
   - the duration of time between the date that the property is completed and the beginning of the purchase option window.
   - the duration of time between property stabilization and the beginning of the purchase option window.

2.   Additionally, we note in your response to prior comment 1 that you purchased a property
       for $9 million more than the purchase option price. Please provide to us additional
       details regarding this acquisition including the reason that the purchase price was higher
       than the option price.

       You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446
with any questions.

                 Sincerely,

                 /s/ Jaime G. John

                 Jaime G. John
                 Branch Chief
                 Office of Real Estate
                 & Commodities